UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Four Seasons Education (Cayman) Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

35101A101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.:     35101A101

(1)	NAME OF REPORTING PERSONS
Banya Holding Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
2,100,000 ordinary shares (See Item 4)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
2,100,000 ordinary shares (See Item 4)
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,000 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7%[1]
(12)	TYPE OF REPORTING PERSON*
CO

1 As a percentage of 24,026,591 ordinary shares of the Issuer.

CUSIP NO.:     35101A101

(1)	NAME OF REPORTING PERSONS
Jun Guo
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
2,100,000 ordinary shares (See Item 4)
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
2,100,000 ordinary shares (See Item 4)
(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,000 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7%[1]
(12)	TYPE OF REPORTING PERSON*
IN

1 As a percentage of 24,026,591 ordinary shares of the Issuer.

Item 1(a).	Name of Issuer:

Four Seasons Education (Cayman) Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5th Floor, Building C Jin’an 610, No. 610 Hengfeng Road, Jing’an District, Shanghai, PRC 200070

Item 2(a).	Name of Person Filing:

Banya Holding Limited

Jun Guo

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Banya Holding Limited and Jun Guo is 5th Floor, Building C Jin’an 610, No. 610 Hengfeng Road, Jing’an District, Shanghai 200070, China.

Item 2(c).	Citizenship or Place of Organization:

Banya Holding Limited - British Virgin Islands

Jun Guo - People’s Republic of China

Item 2(d).	Title of Class of Securities:

Ordinary shares of the Issuer, par value US$0.0001 per share

Item 2(e).	CUSIP Number:

35101A101

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Banya Holding Limited	2,100,000 ordinary shares(2)	8.7%	2,100,000 ordinary shares	0	2,100,000 ordinary shares	0
Jun Guo	2,100,000 ordinary shares(2)	8.7%	2,100,000 ordinary shares	0	2,100,000 ordinary shares	0

(1)

This percentage is based on 24,026,591 ordinary shares issued and outstanding as of January 16, 2018 as reported in the Company’s third quarter of fiscal year 2018 unaudited financial results on Form 6-K filed with the Securities and Exchange Commission on January 16, 2018.

(2)

Represents 2,100,000 ordinary shares directly held by Banya Holding Limited, which is wholly owned by Jun Guo. Pursuant to Section 13(d) of the Act, Jun Guo may be deemed to share beneficial ownership of the ordinary shares held by Banya Holding Limited.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2018

Banya Holding Limited	By:	/s/ Jun Guo
	Name:	Jun Guo
	Title:	Authorized Signatory

Jun Guo	/s/ Jun Guo

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement